SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer AVIVA PLC	2.
State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director DAVID MCMILLAN	4.
State whether notification relates to a person
connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOTIFICATION RELATES TO A DISPOSAL OF SHARES BY THE PDMR NAMED IN 3 AND A DISPOSAL OF SHARES BY SHIRLEY CAMPBELL (CONNECTED PERSON)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 NOTIFICATION IN RESPECT OF THE PDMR NAMED ABOVE IN 3 AND SHIRLEY CAMPBELL	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY 25 PENCE

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them TD DIRECT INVESTING EUROPE LIMITED	8.	State the nature of the transaction 1. DISPOSAL OF 24,000 SHARES BY DAVID MCMILLAN 2. TRANSFER OF 30,000 SHARES BY DAVID MCMILLAN TO SHIRLEY CAMPBELL 3. DISPOSAL OF 10,400 SHARES BY SHIRLEY CAMPBELL

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE

11.	Number of shares, debentures or financial instruments relating to shares disposed 1. 24,000 3. 10,400	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction 1. SHARES DISPOSED AT £4.81 PER ORDINARY SHARE 2. NIL VALUE 3. SHARES DISPOSED AT £4.74 PER ORDINARY SHARE	14.	Date and place of transaction 21 MARCH 2016, LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) TOTAL COMBINED HOLDING FOR MR DAVID MCMILLAN AND SHIRLEY CAMPBELL IS 175,895 ORDINARY 25P SHARES (% HOLDING NEGLIGABLE) (MR DAVID MCMILLAN HOLDS 151,390 SHARES AND SHIRLEY CAMPBELL HOLDS 24,505 SHARES)	16.	Date issuer informed of transaction 23 MARCH 2016
Name of authorised official of issuer responsible for making notification JULIAN BADDELEY, DEPUTY COMPANY SECRETARY Date of notification: 23 MARCH 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary